INTELLIGENT CLINICAL SYSTEMS

AI Infrastructure for Healthcare


Intelligent Clinical Systems
AMBI

intelligentclinicalsystems.com Tucson, AZ

Highlights

1. National Science Foundation - Phase I Invitation
2. 4 Provisional Patents Filed - Non-provisional June 2026
3. Main Stage Winner / Catalyst Award - 2026 IdeaFunding Tucson
4. Venture Madness 2026 - Selected Presenter
5. TechConnect World 2026 Critical Technology - "Spotlight" and "Oral" Presenter
6. Nominated by UofA Center for Innovation for 2026 Arizona Governor's Innovator of the Year: Startup

7. UCI Samueli School of Engineering Academic Collaboration
8. The future of AI isn't just intelligence. It's infrastructure. We've built AI for the physical world

Featured Investor



Mahfuzul Majumdar
Syndicate Lead

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Invested $10,000



ICU Doctor at Long Beach Memorial Hospital

"I have had the privilege of working with Robert over the past several years, and throughout that time he has consistently demonstrated an exceptional commitment to patient care, innovation, and attention to detail. His dedication to improving the delivery of healthcare is evident in every project he undertakes.

What makes Robert particularly unique is his ability to combine his extensive clinical experience as a nurse with his background in cybersecurity and technology. This rare combination of skills allows him to identify inefficiencies in healthcare systems and develop practical, secure, and forward-thinking solutions.

I have no doubt that his hard work, vision, and technical expertise will result in a product that not only improves efficiency within the hospital environment but also has the potential to transform workflows across numerous industries.

It is both a privilege and an honor to work alongside someone as dedicated, innovative, and hardworking as Robert. I am excited to be part of this journey and confident that together we will create a truly impactful product that will benefit healthcare professionals and the patients they serve."

Team



Robert Schmid Founder and CEO

Robert Schmid is a critical care nurse and cybersecurity engineer. Drawing on firsthand experience, Robert has witnessed how system inefficiencies and information overload impact care when every second matters.



Anthony Grega Fractional CFO

Anthony "Tony" Grega is a Fractional CFO and financial/operations executive with experience across Fortune 500 companies and startup ventures. He helps companies with financial planning, modeling, process improvement, cost reduction & fundraising.



Hung Cao Senior Technical Advisor

A recipient of the UW's RRF Award (2016), the NSF CAREER Award (2017) and one of the only two nominees under UW competing for the prestigious Moore's Inventor Fellowship (2017). His HERO lab focuses on pushing the boundaries of innovation.

hero.eng.uci.edu



Subramanian Shastri Board of Advisors

Chair, Electrical Engineering — University of San Diego; Former President & CEO of PCN Technology; prior roles at JPL and SRI International in robotics, control, and embedded systems.



Susan Garber Senior Marketing Advisor

Susan Garber works to lay the strategic foundation for internal and external branding, marketing and communications, which aids in securing grants and other funding opportunities.



Steve Wood Senior Strategy Advisor

Steven Wood brings 25 years of startup and executive management experience to the team. Steven has helped two startups grow and have successful exits. He's been a mentor for numerous teams in the NSF I-Corps site and TEAMS programs.



Soham Deshpande   Engineering Lead

Soham Deshpande serves as Engineering Lead where he drives core engineering development and technical strategy across the company. His work spans embedded systems development, full-stack architecture, and hands-on hardware design.

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Lauren Lam   Creative Director

With a background as an Emergency Room Registered Nurse and experience in social media content creation, logo design, and the arts, Lauren combines strategic storytelling with innovative branding.



Natalya Shaffer   Strategy & Operation Analyst

Natalya Shaffer serves as a Strategy & Operations Analyst, where she supports the company's expansion by developing strategic growth materials, refining investor communications and structuring market positioning initiatives for capital readiness.

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Rajasee Thakre   Product Strategy Analyst

Rajasee Thakre is a Product Strategy Analyst at Intelligent Clinical Systems, where she supports the development of healthcare solutions aimed at improving patient care and clinical workflows. Her work involves analyzing data and understanding user needs.

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Welcome to the Era of Ambient Intelligence

Highlights

✓ Founder–market fit: 16 years in ICU/ED critical care, including the NYC COVID-19 frontlines, plus an M.Eng in Cybersecurity and a nursing professorship at Stanbridge

✓ IdeaFunding 2026 Catalyst Award winner ($10K, Arizona)

✓ 4 provisional patents filed (P1–P4); non-provisional filing targeted for June 2026

✓ Runs entirely on-device, no cloud, no PHI, works offline; HIPAA-aligned by architecture

✓ Prototype validated at the University of Arizona's ASTEC simulation center; invited to NSF Phase I and TechConnect's Critical Technology program

✓ Hardware + recurring SaaS: a 250-rack hospital ≈ $1M hardware + $120K ARR, with customer ROI in under six months

The Problem

Supply locations are memory dependent. New, float, and agency staff are at risk the moment they walk into a room they've never worked in, and even veterans lose time in the supply room daily. Memory degrades under stress, and the high-stress moments of acute care are exactly when clinical recall fails hardest. Billions have gone into electronic health records; the supply room is still analog.

Memory-dependent

Supply locations live in nurses' heads, new and float staff are immediately at risk.

Worst when it matters

Cognitive recall degrades under stress; codes and traumas demand instant retrieval.

Rooms lack intelligence

Billions invested in EHRs, almost nothing in modernizing the supply environment.



THE PROBLEM

The supply room is the last analog system in the hospital

$14B

estimated annual U.S. productivity lost to supply-search inefficiency

~60 min

lost per nurse, per shift, worst in codes and traumas, when recall fails hardest

"The patient is unstable. I need an IV start-kit and pulse ox now. I've checked every supply rack. It's been over six minutes."

ICU NURSE, LEVEL 1 TRAUMA CENTER

A Note From Our Founder

Before I was a founder, I was an acute-care nurse for sixteen years: ICU, the emergency department, and the COVID-19 frontlines in New York City during the worst days of the pandemic. I have held people's lives in my hands, and I know what it costs when a minute disappears.

I've watched brilliant, experienced nurses lose critical time searching for a supply that should have taken seconds to find, in the middle of a code blue. We built Ambi so a nurse can simply speak, and the right slot lights up. It isn't an efficiency tool. It's a patient-safety intervention disguised as a supply rack.

Robert Schmid, MSN · CNS · M.Eng
FOUNDER & CEO

Meet Ambi

So we built one. Ambi is a voice-activated, LED-guided supply retrieval system that lives directly on the supply rack. A clinician walks up, speaks the item they need, and Ambi illuminates the exact slot in seconds. No screens. No apps. No cloud. No PHI. Just the rack, the voice, and the light.

Under the hood, Ambi's on-device speech recognition classifies the request, fuses it with long-term usage priors and short-term recency signals, and lights the correct slot in under a second. If the network goes down or the hospital loses power to the server room, Ambi keeps working. Ambi makes the physical environment aware, transforming search from a human task into an infrastructure capability





HOW IT WORKS

Voice → on-device AI → light

01
Nurse speaks
Natural-language voice command. Hands-free, no screen.

02
On-device AI
Edge inference on the rack. No cloud. No PHI. Sub-second.

03
LED guidance
The exact slot illuminates. Zero searching.

< 10s	< 1s	≥ 90%	~30 min
TIME-TO-ITEM	END-TO-END LATENCY	RECOGNITION ACCURACY	INSTALL PER RACK

Why it's Different: A Deterministic Embedded System

Ambi runs on **DECA**, our Deterministic Edge Control Architecture closer in lineage to aerospace and medical-device systems than to cloud AI. It's built for environments where "mostly works" isn't an option.



On-device, offline-first
Runs entirely on the rack. Works when the network, or the server room, is down.

No cloud, no PHI
Patient data never leaves the rack. HIPAA-aligned by architecture; no attack surface.

WCET-bounded execution
A hardware watchdog enforces worst-case timing. Static memory allocation, no runtime surprises.

BLE 5.0 mesh · ≤2 MB MCU
TinyML inference on ESP32-class silicon. Sealed housing for clinical environments.

It installs on any existing rack in about 30 minutes, no construction, no IT integration, no capital-committee approval.

Why Now

Four forces converge at this exact moment: edge AI is finally practical on low-power microcontrollers; hospital operational strain has made nurse retention a board-level crisis; on-device compute has become a security requirement, not a preference; and hospitals want retrofit solutions they can deploy without construction or procurement cycles.

deploy without construction or procurement cycles.

WHY NOW

Four forces converging at once

TECHNOLOGY

Edge AI is practical

TinyML on ≤2 MB MCUs delivers deterministic inference that was impossible 3 years ago.

DEMAND

Operational strain is chronic

Post-COVID burnout made nurse retention a board-level crisis.

SECURITY

On-device is mandatory

PHI never leaves the rack. Cloud AI is a non-starter; HIPAA-aligned by architecture.

ADOPTION

Hospitals want retrofit

No construction, no procurement cycle. Installs on any existing rack.

EDGE AI VIABLE + OPERATIONAL CRISIS + ON-DEVICE MANDATE + RETROFIT DEMAND = THE MOMENT

Validation & Traction

ICS is pre-revenue with a validated prototype. The recognition below cleared bars most early companies never reach, and we're honest that paying pilots are still ahead of us, not behind. Securing the first written pilot commitment is the next milestone.



VALIDATION

Recognized before revenue

IdeaFunding 2026
Catalyst Award winner · $10K, Arizona

4 provisional patents
P1–P4 filed · non-provisional Jun 2026

University of Arizona
Prototype validated at the ASTEC simulation center

TechConnect World
Critical Technology Spotlight + oral presentation

UCI Samueli
Engineering collaboration (Dr. Hung Cao, NSF CAREER)

NSF Phase I
Invited to submit, program & status confirming

What Nurses Say



FROM THE FRONTLINE

What nurses are saying

Real feedback from the clinicians who work the supply room every shift.


I think AMBI is a great idea. I have spent time looking for things that aren't even stocked in a supply room more times than I can count. I can see AMBI saving time and saving lives.
Angela
REGISTERED NURSE
As an ER nurse, I would love to have something like this in the supply rooms. In chaotic situations with critically ill patients, being able to locate equipment quickly with a simple voice command could reduce delays to critical interventions and help us act faster when every second counts.
Kristy
ER REGISTERED NURSE

Market Opportunity

We start where the stakes are highest and the pain is most documented, the hospital. But DECA doesn't change between verticals; the vocabulary changes, the buyer changes, the architecture does not. The same system that guides a nurse to an 18-gauge IV can guide a soldier to a field kit or a technician to the right component.


MARKET
Start where the stakes are highest
TAM
$14B
annual U.S. nurse productivity lost to supply search
SAM
$3.8B
6,090 U.S. hospitals × 250 racks × $2,500 hardware
SOM
$62M
Year-5 target: 280 hospitals, 4.7% of the base (ICS projection)

Business Model & Unit Economics

Hardware up front plus recurring per-rack SaaS. A 250-rack hospital is roughly $1M in hardware and $120K in ARR, with customer ROI in under six months on recovered nurse time. Low capex means department-level approval, not the capital committee.


BUSINESS MODEL
Hardware up front, recurring SaaS that compounds
HARDWARE
$2,500
per rack · one-time
SAAS
~$480
per rack / year · recurring
PER HOSPITAL
$1M + $120K
HW + ARR · 250-rack hospital
CUSTOMER ROI
< 6 mo
recovered nurse time
MO 1–6
Beachhead
$30K PILOT ACV
MO 6–12
Pilot → contract
≥70% CONVERSION
YEAR 2
Unit → hospital
$500K / HOSPITAL
YEAR 3+
System-wide
$20M+ ENTERPRISE ACV

Competition

ERP systems, RFID/RTLS, smart cabinets, and pick-to-light all answer "what's in stock?" Ambi answers the question a nurse actually has mid-shift: "where is it, right now?" They track inventory. We drive execution.


COMPETITION
They track inventory. We drive execution.

CAPABILITY	ERP	RFID/RTLS	SMART CAB.	PICK-TO-LIGHT	ICS
Voice-activated retrieval				partial	✓
Light-guidance to item				✓	✓
On-device edge AI					✓
Retrofit-ready	partial	partial			✓
Adapts to workflow		partial	partial		✓
Sub-10s retrieval		partial	partial	partial	✓

Roadmap

The campaign launches after the non-provisional patent filing. The milestones ahead:


ROADMAP
Milestones in motion
MAR 2026 · DONE
TechConnect spotlight
JUN 2026
Non-provisional patent filing



JUL 2026
NSF Phase I submission

AUG 2026
Initial pilot rollout

NOV 2026
First month-to-revenue

Reasons to Invest

01

Founder–market fit

Led by a 16-year critical-care nurse who also holds an M.Eng in Cybersecurity, the exact person to build secure, clinical-grade edge AI.

02

A real, defensible moat

Four provisional patents and the DECA architecture: on-device, deterministic edge AI no inventory competitor offers.

03

Recognized before revenue

IdeaFunding Catalyst Award, ASTEC validation, and an NSF Phase I invitation, third-party signals at the earliest stage.

04

A platform, not a gadget

The same architecture extends from hospitals to defense, aviation, logistics, and pharmacy, a large, staged opportunity.

As with any early-stage hardware + healthcare company, this opportunity is subject to scientific, execution, regulatory, and commercialization risks.

The Ask & Use of Funds

ICS is raising on a SAFE through Regulation CF on Wefunder, launching after the non-provisional patent filing. Proceeds fund pilot deployments, the engineering team, DECA development, the patent filing, clinical benchmarking, and the data that unlocks NSF Phase I, getting Ambi into the hands of nurses providing care in hospitals in your community. Planned allocation: engineering 40% · sales & pilots 25% · operations 15% · G&A 10% · reserve 10%.

Risks

As with any early-stage company, this opportunity carries significant risk. ICS is pre-revenue; the product is in development and its performance figures are current design targets subject to clinical validation. The business depends on converting pilots to paying contracts, on the timing of the patent filing, and on manufacturing and regulatory execution. Results may differ from current expectations. Full risk factors will be disclosed in the Form C.

FAQ

What is Ambi?

A voice-activated, LED-guided supply retrieval system that lives on the supply rack. A clinician speaks the item; the exact slot illuminates in seconds, fully on-device, offline, with no PHI exposure.

How is this different from inventory systems?

ERP, RFID/RTLS, and smart cabinets track what's in stock. Ambi answers where it is, right now, and guides the clinician straight to it, adapting to the clinical workflow.

Why on-device?

Patient data never leaves the rack. No cloud dependency means no attack surface and no failure during outages. HIPAA alignment is built into the architecture.

Where is the company today?

Pre-revenue with a validated prototype, four provisional patents, the IdeaFunding Catalyst Award, and ASTEC clinical-simulation validation. Securing the first paying pilot is the next milestone.

What will this raise fund?

Pilot deployments, the engineering team, DECA development, the non-provisional patent filing, clinical benchmarking, and the data that unlocks NSF Phase I.

How can I get involved?

Invest in this round on Wefunder, or follow the campaign for updates and ask questions through the platform.



Help us put intelligence on every supply surface.

Your investment funds the pilots, the team, and the data that get Ambi into the hands of nurses who need it now, and builds the architecture for every shelf, rack, and bin where a human searches for something under pressure.

Invest now →